FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                         For the month of November 2006

               ACS Motion Control Ltd. (Formerly ACS-Tech80 Ltd.)
                  (Translation of registrant's name in English)

    SHAUL AMOR AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Attached as Exhibit 99.1 to this Report on Form 6-K is the Proxy Statement of ACS Motion Control Ltd. (formerly ACS Tech80 Ltd.) (the "Registrant") in connection with the solicitation of proxies by the Registrant's board of directors, to be voted at the Annual Meeting of Shareholders of the Registrant scheduled to be held at its registered offices at Shaul Amor Avenue, Migdal Ha'Emek, Israel, on December 26, 2006, at 17:00 p.m., local time, and at any adjournment thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ACS Motion Control Ltd.
                                               (Registrant)

                                               By: /s/ Ze'ev Kirshenboim
                                               -------------------------
                                               Ze'ev Kirshenboim
                                               President and CEO
                                               November 21, 2006